UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 30, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: Name	/s/ Stuart MacKenzie Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: October 30, 2007

Oct30,2007Q3ProductionReport

Forward-looking statements

LGL
PEOPLE | RESULTS | GROWTH

This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management.
Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption "Risk Factors" in Lihir's most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission ("SEC")

Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.

Lihir can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about Lihir's activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as "cash costs". Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of Lihir's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of Lihir. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC's website at

Q3 Summary

- Gold production of 157,000 oz, including 523 oz from Ballarat
- Production reduced by industrial action at Lihir and unplanned maintenance
- Revenues benefiting from higher gold price, and no hedge deliveries
- Unit cash costs increased due to rising fuel costs, adverse exchange rates, high maintenance expenses and lower production

- *Lihir Island*
  - Flotation circuit completed commissioning
  - Expanded Geothermal power plant in production

- *Ballarat Goldfields*
  - Underground development of 1069 metres.
  - Mineral Resources upgraded
  - Golden Point shaft commenced
  - Leach reactor well advanced

Quarterlyproduction Goldproduction(oz,000) 226 193 182 127 113 157 Q206 Q306 Q406 Q107 Q207 Q307

Industrial action

- Employees stopped work from August 31 until Sept 7
- Process plant production resumed full production Sept 14
- Issues related to the fast pace of change at Lihir and included:
  - Expatriate employment
  - Pay scales and compensation
  - Rosters
  - Fly in / fly out arrangements
- Committee formed to consider issues and report recommendations

Materialmovements [GraphicAppearsHere] (Tonnes,million) 16.4 15.6 15.0 14.9 12.5 11.9 [GraphicAppearsHere] Q206 Q306 Q406 Q107 Q207 Q307 000)

Processing performance


Mill throughput
(Tonnes, 000)
970
1100
1292
1080
1171
1043
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07


Autoclave feed grade
(grams/t)
4.02
4.16
5.92
6.08
5.45
5.91
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07

Autoclave throughput


Throughput
(tonnes / op hr / per autoclave)
Jan 06
Peak
170
163
169
172
178
179
183
188
184
198
209
215
204
199
182
173
198
218
206
220
187
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07

Rising gold price


Cash price ($US/oz)
346
493
524
508
463
524
537
664
677
Dec-02
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07

Low output lifts unit costs

(US$)


Gross Cash Costs
per ounce
520
316
373
394
497
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07


Total Cash Costs
per ounce
361
241
290
273
358
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07

Expansionprojects GraphicAppearsHere [GraphicAppearsHere] [GraphicAppearsHere] [GraphicAppearsHere]

+1mozpa project

LGL
PEOPLE | RESULTS | GROWTH


Lienetz
Minifie

- Engineering work progressing to schedule
- Major equipment design parameters finalised
- Autoclave size fixed, design work nearing completion
- Oxygen plant tenders called
- Staged construction strategy being developed
- Feasibility study on track for completion and long lead item equipment orders commencing Q1 2008

Ballarat proceeding to plan

LGL
PEOPLE | RESULTS | GROWTH

- Underground development of 1069 metres
- Golden point shaft progressing
- Leach reactor well advanced
- On track for commercial production in H2 2008

Ballaratresourceupgrade [GraphicAppearsHere]

2007 Outlook

- Fourth quarter production of ~220 kozs, taking full year production to record levels of ~750 kozs
- Total annual material movements ~ 60 million tonnes
- A/C throughput of ~ 4.6 million tonnes
- Full year total cash costs in upper $200s/oz

2007 Cost curve

LGL
PEOPLE | RESULTS | GROWTH



244
266
289
Upper 200s
314
327
344
354
372
379
385
407
426
Eldorado
Goldcorp
Yamana
Lihir
Jaguar
Kinross
Barrick
Alamos
Perserverance
High River
Newmont
Iamgold
Centerra

Source: RBC 2007 estimates for all companies except LGL

Trend remains intact


Ballarat
Lihir
651
~750
+900
100
+800
+1000
200
+800
~1250
~250
~1000
2006
2007
2008
2009
2010

Gold production (oz, 000)


363
231
312
283
282
upper 200s
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
FY 07

Total Cash Costs per ounce ($)

www.lihir.com.pg